Mail Stop 4561
via fax (847) 604-5395

August 10, 2009

Geoffrey P. Talbot
Chief Executive Officer
Statmon Technologies Corp.
3000 Lakeside Drive
Suite 300 South
Bannockburn, IL 60015

> **Re: Statmon Technologies Corp**
> **Form 10-K and Form 10-KSB/A for the Fiscal Year Ended**
> **March 31, 2008, Filed July 14, 2008 and April 10, 2009, respectively**
> **Forms 10-Q/A for the Quarters Ended June 30, 2008 and**
> **September 30, 2008 - Filed April 9, 2009**
> **Form 10-Q for the Quarter Ended December 31, 2008**
> **Filed March 23, 2009**
> **File No. 000-09751**

Dear Mr. Talbot:

        We have reviewed your response letter dated August 6. 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 27, 2009.

Form 10-KSB/A for the Fiscal Year Ended March 31, 2008, Forms 10-Q/A for the Quarters Ended June 30, 2008 and September 30, 2008 and Form 10-Q for the Quarter Ended December 31, 2008

Item 8A(T) and Item 4, respectively. Evaluation of Disclosure Controls and Procedures

1.   We note your response to our prior comment 1 and the revised disclosures that you intend to include in your Forms 10-Q/A and Form 10-K/A when filed. Please make the following revisions to such disclosures:
   • Indicate why the Company's disclosure controls and procedures were not effective at each quarter end. In this regard, revise the last sentence in the first paragraph

under Item 4 to state "Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were not effective as of the end of the period covered by this report [due to a material weakness identified by management relating to the lack of sufficient accounting resources]."

- Revise the second paragraph of your Item 8A(T) disclosures to state "As of March 31, 2008, we carried out an evaluation under the supervision and with the participation of our management including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures [as such term is defined in Rules 13a-15e promulgated under the Exchange Act]."

2.   Once you have made the above revisions, please file your March 31, 2008 Form 10-K/A and your Forms 10-Q/A for the quarters ended June 30, 2008, September 30, 2008 and December 31, 2008. Please be careful to include the following in your amended documents:

- Where you indicate that there were no changes to the internal controls during the quarter ended [insert date] that have materially affected or that are reasonably likely to materially affect the Company's internal controls over financial reporting, please ensure that you reference the correct quarter-end date in each amended document.
- Please ensure that you include the proposed revised certifications as provided in your response letter dated July 6, 2009 with each amendment and reference the appropriate report date in Item 1 to such certifications.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief